UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 1-13783
CUSIP NUMBER 45811E 10 3

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Integrated Electrical Services, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1800 West Loop South, Suite 500

Address of Principal Executive Office (Street and Number)

Houston, Texas 77027

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,

Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on

Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-K, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The company is currently reviewing, in conjunction with its external auditors, an account receivable in the amount of $800,000 that the company has determined was not collectible as of September 30, 2005, as a result of a settlement with the account payor. The company currently believes that the account receivable and the impact of the settlement were not properly recorded on its books and records. In addition, the company is reviewing the carrying value of inventory related to one of its subsidiaries, which was valued on the company’s books and records at $2.6 million. These items were discovered in the final phases of the company’s year-end audit, and the company needs additional time to compile the information necessary to complete its financial statements and the related disclosure contained in its Annual Report on Form 10-K for the year ended September 30, 2005. In light of these issues, the company is also reviewing, in conjunction with its external auditors, its internal control over financial reporting and needs additional time to complete its final assessment of these controls. However, the company’s management expects to conclude that at least one material weaknesses in its internal control over financial reporting existed as of September 30, 2005. The company intends to file its Annual Report on Form 10-K as soon as possible after the completion of its audit and final assessment of internal control over financial reporting within the 15-day extension period provided by this Form 12b-25.

(Attached extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
David A. Miller	(713)	860-1500
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) have been filed? If answer is no, identify report(s).

Yes ☒	No☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒	No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached pages.

               Integrated Electrical Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 2005              By: /s/ Curt L. Warnock

Curt L. Warnock
Senior Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Response to Part IV, Question 3:

The following is an explanation of the anticipated significant changes in results of operations for the 2005 fourth fiscal quarter and the fiscal year ended September 30, 2005 as compared to the corresponding periods for the prior fiscal year.

FINANCIAL RESULTS

The financial results set forth below do not include the effects, if any, of the items described in Part III of this Form 12b-25. The company’s audit of its financial statements as of and for the year ended September 30, 2005 and its assessment of its internal control over financial reporting as of such date are not complete, and as a result the results of operations and other financial information set forth below are estimates. The company cannot predict with certainty what impact, if any, the items described in Part III of this Form 12b-25 may have on its audited results of operations for the year ended September 30, 2005 once its audit and assessment of internal control over financial reporting are completed.

The company currently estimates that its fourth quarter revenues were approximately $270.2 million and its net loss for the quarter was approximately $82.8 million, or approximately $2.10 per share. For fiscal 2005, the company currently estimates that revenues were approximately $1.103 billion with a net loss of approximately $128.0 million or approximately $3.27 per share.

FOURTH QUARTER RESULTS

The company currently estimates that revenues for the fiscal 2005 fourth quarter were approximately $270.2 million compared to revenues of approximately $293.5 million for the fourth quarter of fiscal 2004. The revenue decline occurred primarily at five units as a result of a decrease in the pursuit of bonded work.

The company currently estimates that fourth quarter gross profit margin for fiscal 2005 was approximately 9.7%, compared to approximately 10.8% in fiscal 2004. The company experienced problems with approximately twenty jobs at the previously mentioned five units, including the winding down of the plant and utility division at one of those units.

FULL YEAR RESULTS

The company currently estimates that revenues for fiscal year 2005 were approximately $1.103 billion compared to revenues of approximately $1.182 billion for fiscal 2004. The revenue decline was primarily the result of the decrease at the same five business units described above, due to a decrease in the pursuit of bonded work. The company currently estimates that the decline in those five units was in excess of approximately $115 million of revenue in 2005 versus the prior year.

The company currently estimates that gross profit margin for fiscal 2005 was approximately 11.6%, compared to approximately 12.3% in fiscal 2004. The company experienced losses of approximately $7.0 million in the plant and utility division at one business unit during the fiscal year. That division is being shut down and currently has only one active job that is close to being completed.

RESULTS OF AUDIT

The company expects that its independent registered public accounting firm, Ernst & Young LLP, will include a going concern modification in its audit opinion on the company’s consolidated financial statements for the fiscal year ended September 30, 2005 as a result of the company’s operating losses during fiscal 2005 potential non-compliance with certain debt covenants subsequent to September 30, 2005. The company does not intend to include any adjustments to its financial statements to reflect the possible future effects that may result from the uncertainty of its ability to continue as a going concern. The company is currently undertaking efforts to accomplish a financial restructuring as previously disclosed in its Current Report on Form 8-K filed on December 15, 2005. There is no assurance that this reorganization plan will be consummated or that we will enter into any plan of reorganization acceptable to us and to some or all our creditors.

The company expects also that its external auditors’ report on internal control over financial reporting will include an adverse opinion on the effectiveness of its internal control over financial reporting as a result of management concluding that at least one material weakness existed. As a result, the company’s management intends to report in the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 that its disclosure controls and procedures and internal control over financial reporting were not effective as of September 30, 2005. In addition, in light of the currently unresolved accounts receivable and inventory valuation issues described above, the company is further reviewing, in conjunction with its external auditors, its internal control over financial reporting which may result in the identification of one or more significant deficiencies or additional material weaknesses in its internal control over financial reporting as of September 30, 2005. However, the company does not expect the external auditors’ report on internal control over financial reporting to identify the previously disclosed material weakness related to contract accounting which the company believes no longer exists as of September 30, 2005.

BONDING AND BACKLOG

Excluding discontinued operations, the company currently estimates that its backlog decreased from approximately $528 million at the end of fiscal 2004 to approximately $386 million as of September 30, 2005 but increased from approximately $382 million at the end of the third quarter 2005. The lower year-to-year backlog is primarily the result of the company pursuing shorter-term, higher-margin work and less bonded work. The company currently estimates that gross margin in backlog increased to approximately 12.9% in the fourth quarter, an upturn of 150 basis points over the approximately 11.4% at September 30, 2004 and a 40 basis point improvement from the approximately 12.5% margin in the third quarter.

DEBT AND LIQUIDITY

Total debt at the end of fiscal 2004 was $231.0 million, and as of September 30, 2005, total debt was $223.2 million. As of December 13, 2005, total debt remained at $223.2 million. Pursuant to Emerging Issues Task Force (EITF) 86-30, “Classifications of Obligations when a Violation is Waived by the Creditor,” we have classified our senior convertible notes and senior-subordinated notes as current liabilities on the balance sheet due to the need to amend our credit facility prior to December 31, 2005 and the potential for cross-defaults if we are unsuccessful. We expect to obtain an amendment prior to December 31, 2005.

On August 1, 2005, IES closed on a new senior secured credit facility with Bank of America as administrative agent. The new 3-year, $80 million asset-based lending facility replaced the previous $60 million credit facility set to expire on August 31st of this year. The new facility is being used to issue standby and commercial letters of credit and finance the company’s ongoing working capital needs. Collateral for the facility includes all assets not pledged to the surety provider.

The company has amended the credit facility twice. In the most recent amendment, the fixed charge coverage ratio was waived through the month of October. The November fixed charge test is due on December 30, 2005, and the company believes that it will need a new amendment before that date to be in compliance. IES is currently in discussions with its lender about an amendment and believes it will be completed before December 30th.

SUSPENSION OF TRADING ON NYSE

On December 15, 2005, the NYSE suspended trading of the company’s common stock, and notified the Company that it intended to de-list the Company’s common stock, subject to the Company’s right to appeal. The Company currently intends to appeal this determination by the NYSE, which process would likely take in excess of 35 business days. If the Company does not succeed in appealing this determination by the NYSE, the NYSE has indicated that it will promptly request the SEC to de-list the Company’s common stock.

If the Company’s common stock is de-listed, the holders of the Company’s senior convertible notes have the right, beginning 35 business days after the de-listing of our common stock, to require IES to repurchase the entire amount of principal and accrued interest owing on such notes. IES currently does not expect to be able to pay such amounts and, unless we have agreed upon a plan of restructuring acceptable to these noteholders, we may be forced or may choose to seek the protection of the federal bankruptcy law.

FORWARD-LOOKING STATEMENTS

This press release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the company's expectations and involve risks and uncertainties that could cause the company's actual results to differ materially from those set forth in the statements. Such risks and uncertainties include, but are not limited to, the inherent uncertainties relating to estimating future operating results or our ability to generate sales, income, or cash flow, potential difficulty in addressing material weaknesses in the company's accounting systems that have been identified to the company by its independent auditors, potential limitations on our ability to access the credit line under our credit facility, litigation risks and uncertainties, fluctuations in operating results because of downturns in levels of construction, inaccurate estimates used in entering into and executing contracts, difficulty in managing the operation of existing entities, the high level of competition in the construction industry, changes in interest rates, the general level of the economy, level of competition from other electrical contractors, increases in costs or limitations on availability of labor, steel, copper and gasoline, limitations on the availability and the increased costs of surety bonds required for certain projects, inability to reach agreements with our surety companies to provide sufficient bonding capacity, risk associated with failure to provide surety bonds on jobs where we have commenced work or are otherwise contractually obligated to provide surety bonds, loss of key personnel, business disruption and costs associated with the Securities and Exchange Commission investigation and class action litigation, unexpected liabilities associated with warranties or other liabilities attributable to the retention of the legal structure of business units where we have sold substantially all of the assets of the business unit, inability to fulfill the terms or meet the required financial covenants of our credit facility, difficulty in integrating new types of work into existing subsidiaries, inability of subsidiaries to incorporate new accounting, control and operating procedures, inaccuracies in estimating revenues and percentage of completion on contracts, disruptions or inability to effectively manage opportunities related to Hurricane Katrina and Rita and the expected increase in construction, inability to continue to satisfy the listing requirements of the NYSE, inability to reach agreement with our senior lender on amendments to the credit facility in December, weather and seasonality, inability to remediate any material weaknesses, inability to comply with the terms of our several indentures for our senior notes, inability to restructure the company's balance sheet in a consensual transaction (whether or not under the protection of the federal bankruptcy laws), inability to pay amounts due under the "put" right under the senior convertible notes which, if exercised, could force the company to seek protection under federal bankruptcy laws. As long as the company is unable to cause its previously filed S-1 in support of the Senior Convertible Notes to become effective, penalty interest will apply. You should understand that the foregoing important factors, in addition to those discussed in our other filings with the Securities and Exchange Commission ("SEC"), including those under the heading "Risk Factors" contained, and to be contained, in and to be contained in our annual report on Form 10-K for the fiscal years ended September 30, 2004 and 2005, respectively, could affect our future results and could cause results to differ materially from those expressed in such forward-looking statements. We undertake no obligation to publicly update or revise the company's borrowing availability, its cash position or any forward-looking statements to reflect events or circumstances that may arise after the date of this report.